SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2006
Shaw Communications Inc.

(Translation of registrant’s name into English)
Suite 900, 630 — 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
     Form 20-F ☐ Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     Yes ☐ No ☑
     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	January 13, 2006
Shaw Communications Inc.

By:
/s/ Steve Wilson

Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE
Shaw Communications Inc. announces first quarter results and continued subscriber growth
Calgary, Alberta (January 12, 2006) — Shaw Communications Inc. today announced first quarter results. Net income was $75.7 million or $0.35 per share for the quarter ended November 30, 2005 compared to net income of $44.7 million or $0.19 per share for the same quarter last year.
Net income in the current and comparable quarters included non-operating items which are more fully detailed in Management’s Discussions and Analysis (MD&A). These included a tax recovery related to a reduction in enacted income tax rates as well as amounts related to the retroactive adoption of a Canadian accounting pronouncement. Excluding these non-operating items, net income for the quarter ended November 30, 2005 would have been $38.8 million compared to net income of $15.7 million last year. 1
Total service revenue of $589.5 million for the quarter grew 9.8% over the comparable period. Consolidated service operating income before amortization2 of $255.3 million was 9.1% higher than the comparable period. Funds flow from operations3 increased to $197.2 million compared to $170.3 million in the same period last year.
Free cash flow2 for the quarter was $32.1 million compared to $26.9 million for the same period last year. The increase resulted from improved service operating income before amortization partially offset by higher capital expenditures.
Subscriber growth in the quarter in all products exceeded growth in the comparable quarter last year. Digital Phone lines grew 34,088 to 90,651 as at November 30, 2005. Internet and Digital subscribers were both up 4.7%, increasing by 54,724 and 28,296, respectively, and Basic subscribers were up by 29,429 or 1.4% in the quarter. DTH customers increased 10,199 or 1.2%.
“Following a year of solid growth we are off to a good start in the first quarter. Strong subscriber additions confirm that our focus on service and product enhancements is paying off” said Jim Shaw, Chief Executive Officer. “We remain on track to achieve our free cash flow range for the year of $200 — $210 million as announced in October.”
Mr. Shaw continued: “Both of our divisions are contributing to early success in fiscal 2006 through focused strategies related to growth and business improvements. We reached a key milestone yesterday with the launch of Digital Phone in Vancouver. We now offer the service in five major markets including Calgary, Edmonton, Winnipeg and Victoria and the coverage of homes passed is almost 50%, up from 35%. We are pleased with the customer response to date.

Star Choice continues to focus on improvements in their business processes and the overall customer service experience. They recently received the SQM Group Inc. 2005 award for the highest customer satisfaction rating within the Telecommunications and TV Industry for customer contact within the call centre, so the improvements are clearly working.”
As a result of customer growth and rate increases, Cable division service revenue increased 11.7% for the quarter to $431.1 million (2004 — $386.0 million). Service operating income before amortization increased 7.2% to $207.5 million (2004 — $193.6 million).
Satellite division’s service revenue increased by 4.9% to $158.5 million for the quarter mainly due to rate increases and customer growth in DTH. Service operating income before amortization increased by 18.4% to $47.8 million for the quarter. The improvement was largely due to growth in DTH revenues and reduced costs.
In closing Mr. Shaw noted: “Customers demand exceptional service, value and reliability and we deliver. Throughout the remainder of 2006 we will continue to roll out Digital Phone, enhance existing products and services, and focus on providing exceptional customer service.”
During the quarter, Shaw repurchased 2,360,000 of its Class B Non-Voting Shares for cancellation for $58.0 million ($24.56 per share), pursuant to the amended normal course issuer bid expiring November 7, 2005 and a renewed normal course issuer bid expiring November 16, 2006. For the quarter, share repurchases represent approximately 1.1% of the Class B Non-Voting Shares outstanding at August 31, 2005.
Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, Internet, Digital Phone, telecommunications services (through Big Pipe Inc.) and satellite direct-to-home services (through Star Choice Communications Inc.) to over three million customers. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 index (Symbol: TSX — SJR.NV.B, NYSE — SJR).
This news release contains forward-looking statements, identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend” and “potential”. These statements are based on current conditions and assumptions and are not a guarantee of future events. Actual events could differ materially as a result of changes to Shaw’s plans and the impact of events, risks and uncertainties. For a discussion of these factors, refer to Shaw’s current annual information form, annual and quarterly reports to shareholders and other documents filed with regulatory authorities.
For further information, please contact:
Steve Wilson
Senior Vice President, Chief Financial Officer
Shaw Communications Inc.
403-750-4500

1	See reconciliation to Net Income in Consolidated Overview in MD&A

2	See definitions under Key Performance Drivers in MD&A.

3	Funds flow from operations is before changes in non-cash working capital as presented in the unaudited interim Consolidated Financial Statements.

Shaw Communications Inc.
SHAREHOLDERS’ REPORT
FIRST QUARTER ENDING NOVEMBER 30, 2005
To Our Shareholders:
We are off to a solid start in fiscal 2006. We continued to expand the footprint for our Digital Phone service, introduced a number of product improvements and enhanced services, and achieved customer growth across all products.
Service revenue for the quarter was $589.5 million increasing 9.8% over the comparable period. Consolidated service operating income before amortization1 of $255.3 million improved 9.1%. Free cash flow1 for the quarter was $32.1 million compared to $26.9 million for the same period last year.
Throughout the quarter, Shaw enhanced existing products and services and focused on delivering exceptional customer service. In both the Cable and Star Choice divisions, several new high definition (“HD”) channels were launched including TSN HD and CBC HD. Shaw kicked off the 2005 NFL season with the announcement of the arrival of NFL Network, available to Shaw Digital customers at no additional cost. This is the only 24-hour, seven-day-a-week network dedicated solely to pro football. Shaw also entered the eighth year of offering NFL Sunday Ticket and, for hockey fans, is offering certain Vancouver Canuck, Calgary Flames and Edmonton Oiler games as a pay per view service. Turner Classic Movies was also launched as an addition to our full cable service. It is a commercial-free channel that runs 350 movies per month selected from a library of classic films from the 1920’s to the 1990’s. Shaw’s high-speed Internet product was enhanced with the introduction of Shaw Photo Share, giving customers a faster, better way to share digital photos.
Star Choice was recognized by receiving the 2005 award for the Highest Customer Satisfaction Rating within the Telecommunications and TV Industry by SMQ Group Inc. SQM Group recognizes excellence in customer and employee satisfaction for the contact centre industry.
Our continued focus on new and enhanced service offerings is generating solid operational and financial performance with customer growth across all product lines. Internet and Digital subscribers were both up 4.7% increasing by 54,724 and 28,296, respectively.
We continue to see success with our Digital Phone product, adding 34,088 new lines to end the quarter at 90,651 Digital Phone lines. We are now completing over 1.5 million telephone calls per day. Our robust network, along with security measures we have in place, ensures a reliable platform for our customers to use Shaw Digital Phone with confidence.
During the quarter, we also focused on repurchasing shares to take advantage of the value of our stock relative to the prospects for future value growth. We repurchased 2,360,000 Class B Non-Voting Shares for cancellation pursuant to normal course issuer bids for $58.0 million ($24.56 per share).

Shaw Communications Inc.
Our success comes from a strong committed team of over 7,600 employees who are focused and dedicated to one simple aim: delivering exceptional customer experience. We believe that this focus will continue to drive growth and profitability.

JR Shaw	Jim Shaw
Executive Chair	Chief Executive Officer

1 See definitions under Key Performance Drivers in Management’s Discussion and Analysis

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
NOVEMBER 30, 2005
January 4, 2006
Certain statements in this report may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Included herein is a “Caution Concerning Forward-Looking Statements” section which should be read in conjunction with this report.
The following should also be read in conjunction with Management’s Discussion and Analysis included in the Company’s August 31, 2005 Annual Report and the Consolidated Financial Statements and the Notes thereto and the unaudited interim Consolidated Financial Statements of the current quarter.
CONSOLIDATED RESULTS OF OPERATIONS
FIRST QUARTER ENDING NOVEMBER 30, 2005
SELECTED FINANCIAL HIGHLIGHTS

	Three months ended November 30,
			Change
($000's Cdn except per share amounts)	2005	2004	%

Operations:
Service revenue	589,545	537,050	9.8
Service operating income before amortization (1)	255,322	234,024	9.1
Funds flow from operations (2)	197,208	170,316	15.8
Net income	75,681	44,705	69.3
Per share data:
Earnings per share — basic and diluted	$0.35	$0.19
Weighted average participating shares outstanding during period (000’s)	219,035	231,429

(1) See definition under Key Performance Drivers in Management’s Discussion and Analysis.

(2) Funds flow from operations is before changes in non-cash working capital as presented in the unaudited interim
Consolidated Financial Statements.
SUBSCRIBER HIGHLIGHTS

		Growth
	Total	Three months ended November 30,
	November 30, 2005	2005	2004

Subscriber statistics:
Basic cable customers	2,172,390	29,429	17,109
Digital customers	626,780	28,296	21,501
Internet customers (including pending installs)	1,222,787	54,724	47,748
DTH customers	854,861	10,199	(3,068)
Digital phone lines (including pending installs)	90,651	34,088	—

Shaw Communications Inc.
ADDITIONAL HIGHLIGHTS
•	Shaw launched Digital Phone in Victoria on October 12, 2005. At November 30, 2005, the number of Digital Phone lines, including pending installations, was 90,651.

•	The Company attained customer growth across all business lines in the first quarter with increases of 29,429 for basic cable, 28,296 for digital, 54,724 for Internet, 34,088 for Digital Phone and 10,199 for DTH.

•	During the quarter the Company closed a $450 million offering of 6.10% senior notes due November 16, 2012. The net proceeds were used for debt repayment, including redemption of its US $172.5 million 8.50% Series Canadian Originated Preferred Securities on December 16, 2005, the repayment of unsecured bank loans, and for working capital purposes.

•	Consolidated free cash flow[1] of $32.1 million for the quarter improved $5.3 million over the same quarter last year.

•	Pursuant to normal course issuer bids approved by the Toronto Stock Exchange (“TSX”), 2,360,000 Class B Non-Voting Shares were repurchased during the first quarter for $58.0 million ($24.56 per share).
Consolidated Overview
Consolidated service revenue improved by 9.8% over the same period last year to $589.5 million for the quarter. The growth in the period was primarily due to customer growth and rate increases. Consolidated service operating income before amortization for the quarter increased by 9.1% to $255.3 million. The improvement over the comparative period was due to overall revenue growth and reduced costs in the satellite division. These improvements were partly offset by increased costs in the cable division, including expenditures incurred to support continued growth, to prepare for increased competition and to launch Digital Phone.
Net income was $75.7 million for the quarter compared to $44.7 million for the same period last year. A number of significant non-operating items affected net income in each of the quarters: During the first quarter of fiscal 2006, the Company recorded a future tax recovery related to a reduction in corporate income tax rates which contributed $31.4 million to net income. Effective September 1, 2005 the Company retroactively adopted the amended Canadian Standard, Financial Instruments — Disclosure and Presentation, which classifies the Company’s Canadian Originated Preferred Securities (“COPrS”) and the Zero Coupon Loan as debt instead of equity and treats the entitlements thereon as interest instead of dividends. The restatement of the comparative quarter resulted in an increase to previously reported net income of $25.9 million. The components making up the change included an increase in the previously reported foreign exchange gains on unhedged long term debt of $42.9 million, which was partially offset by increased interest expense of $14.5 million and increased taxes of $2.5 million. Outlined below are further details on these and other operating and non-operating components of net income for each quarter. The fiscal 2006 tax recovery of $31.4 million has been reflected as non-operating.

[1]	See definitions under Key Performance Drivers in Management’s Discussion and Analysis.

Shaw Communications Inc.

	November 30 ,	Operating net	Non-	November 30,	Operating net	Non-
($000’s Cdn)	2005	of interest	Operating	2004	of interest	Operating

Operating income	125,153			95,772
Interest on long-term debt	(63,442)			(68,107)

Operating income after interest	61,711	61,711	—	27,665	27,665	—
Gain on sale of investment	1,690	—	1,690	—	—	—
Foreign exchange gain on unhedged long-term debt	3,481	—	3,481	49,291	—	49,291
Fair value loss on foreign currency forward contract	(360)	—	(360)	(21,600)	—	(21,600)
Other gains	2,131	—	2,131	3,608	—	3,608

Income before income taxes	68,653	61,711	6,942	58,964	27,665	31,299
Income tax expense (recovery)	(6,960)	22,937	(29,897)	14,283	11,921	2,362

Income before following	75,613	38,774	36,839	44,681	15,744	28,937
Equity income on investees	68	—	68	24	—	24

Net income	75,681	38,774	36,907	44,705	15,744	28,961

The changes in net income are outlined in the table below. The fluctuations in net other costs and revenue are mainly due to the foreign exchange gain on unhedged long-term debt, which was partially offset by fair value changes on a foreign currency forward contract in respect of Shaw’s US dollar denominated COPrS. The impact of the foregoing and other changes to net income are outlined as follows:

	Increase (decrease) of November 30, 2005
	net income compared to:
	Three months ended
($millions Cdn)	August 31, 2005	November 30, 2004

Increased service operating income before amortization	4.6	21.3
Decreased amortization	1.4	8.1
(Increased) decreased interest expense	(0.5)	4.7
Change in net other costs and revenue(1)	(40.7)	(24.3)
Decreased income taxes	40.9	21.2

	5.7	31.0

(1)	Net other costs and revenue include: gain on sale of investment, foreign exchange gain on unhedged long-term debt, fair value loss on a foreign currency forward contract, other gains and equity income on investees as detailed in the unaudited interim Consolidated Statements of Income and Deficit.
Earnings per share were $0.35 for the quarter, which represents a $0.16 improvement over the respective period last year. The improvement was due to higher net income of $31.0 million which included a $21.3 million increase in service operating income before amortization, reduced amortization of $8.1 million and reduced interest expense of $4.7 million. These improvements to net income were partially offset by non-operating items that netted to $3.1 million and included a reduced foreign exchange gain on unhedged long-term debt, a reduced fair value loss on a foreign currency forward contract, and decreased income taxes.
Net income increased $5.7 million over the fourth quarter of fiscal 2005. The increase was principally due to improved service operating income before amortization of $4.6 million.

Shaw Communications Inc.
Funds flow from operations was $197.2 million in the first quarter compared to $170.3 million last year. The growth over the comparative quarter was primarily due to increased service operating income before amortization of $21.3 million and reduced interest expense of $4.7 million.
Consolidated free cash flow for the quarter of $32.1 million improved $5.3 million over last year. The increase in the quarter was due to increased service operating income before amortization and reduced interest expense, both of which were partially offset by increased capital expenditures. The satellite division achieved free cash flow of $0.1 million for the quarter compared to negative free cash flow of $5.1 million in the same quarter last year. Cable generated $32.0 million of free cash flow for the quarter, which is consistent with the comparable quarter last year.
On November 2, 2005 Shaw announced an offering of senior unsecured notes and the redemption of the outstanding Series B US$172.5 million 8.50% COPrS. On November 16, 2005, Shaw closed the offering of $450 million principal amount of 6.10% senior unsecured notes due November 16, 2012. The effective interest rate on the notes is 6.11% due to the discount on issuance and a bond forward transaction entered into by the Company in September 2005 on a portion of the principal. The net proceeds (after underwriting and issue expenses) from the issuance of the notes were $441.5 million and were used for debt repayment, including the redemption of the Series B COPrS on December 16, 2005, the repayment of unsecured bank loans and for working capital purposes. Shaw believes the redemption of the Series B COPrS was prudent given the current interest and foreign exchange rate environments. The Company entered into a forward US dollar purchase contract with a major Canadian bank whereby the Company purchased the US dollars required to fund the Series B COPrS principal repayment at a fixed rate of 1.1704.
On September 7, 2005 Shaw amended its normal course issuer bid and increased the number of Class B Non-Voting Shares which were able to be purchased. Under the amended bid Shaw was authorized to acquire an additional 1,360,000 Class B Non-Voting Shares, for a total under the bid of 12,260,000 Class B Non-Voting Shares. On November 14, 2005 Shaw received approval from the Toronto Stock Exchange to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a further one year period. The Company is now authorized to acquire up to 11,900,000 Class B Non-Voting Shares during the period November 17, 2005 to November 16, 2006. Shaw continues to believe that share repurchases under the bid are in the best interests of the Company and its shareholders and that such purchases constitute a desirable use of Shaw’s free cash flow that is expected to enhance the value of the remaining Class B Non-Voting Shares.
During the quarter, Shaw repurchased 2,360,000 of its Class B Non-Voting Shares for cancellation, 1,360,000 pursuant to the amended normal course issuer bid expiring November 7, 2005 and 1,000,000 pursuant to the renewed normal course issuer bid expiring November 16, 2006, for a total of $58.0 million ($24.56 per share). For the quarter, share repurchases represent approximately 1.1% of the Class B Non-Voting Shares outstanding at August 31, 2005.

Shaw Communications Inc.
Update to critical accounting policies
The Management’s Discussion and Analysis (“MD&A”) included in the Company’s August 31, 2005 Annual Report outlined critical accounting policies including key estimates and assumptions that management has made under these policies and how they affect the amounts reported in the Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist. Also described therein were a number of new accounting policies that Shaw was required to adopt in 2006 as a result of recent changes in Canadian accounting pronouncements. For a description of the changes in accounting policies, readers should refer to Note 1 of the unaudited interim Consolidated Financial Statements. The ensuing discussion provides additional information as to the date that Shaw was required to adopt the new standards, the methods of adoption permitted by the standards and the method chosen by Shaw and the effect on the financial statements as a result of adopting the new policy.
Adoption of recent Canadian accounting pronouncements
     Equity Instruments
In the first quarter of 2006, the Company retroactively adopted the amended Canadian standard, Financial Instruments — Disclosure and Presentation, which requires obligations that may be settled at the issuer’s option by a variable number of the issuer’s own shares to be presented as liabilities, which is consistent with US standards. As a result, the Company’s COPrS and the Zero Coupon Loan have been classified as debt instead of equity and the entitlements thereon are treated as interest expense instead of dividends. In addition, such US denominated instruments are translated at period-end exchange rates and to the extent they are unhedged, the resulting gains and losses are included in the Consolidated Statements of Income. The impact on the Consolidated Balance Sheets at November 30, 2005 and August 31, 2005 and on the Consolidated Statements of Income and Cash Flows for the three months ended November 30, 2005 and 2004 is as follows:

Shaw Communications Inc.

Increase (decrease)	November 30,	August 31,
($000’s Cdn except per share amounts)	2005	2005

Consolidated balance sheets:
Deferred charges	13,125	13,247
Long-term debt	451,290	454,775
Deferred credits	604	—
Future income taxes	14,488	14,033
Equity instruments	(498,194)	(498,194)
Deficit	(44,937)	(42,633)

Decrease in deficit:
Adjusted for change in accounting policy	(42,633)	(36,403)
Decrease in equity entitlements (net of income taxes)	(6,409)	(31,318)
Decrease in gain on redemption of COPrS	—	12,803
Decrease in gain on settlement of Zero Coupon Loan	—	4,921
Decrease in net income	4,105	7,364

	(44,937)	(42,633)

	Three months ended November 30,
($000’s Cdn except per share amounts)	2005	2004

Consolidated statements of income:
Increase in amortization	(122)	(78)
Increase in interest	(9,784)	(14,481)
Increase in foreign exchange gain on unhedged long-term debt	2,881	42,906
Decrease (increase) in income tax expense	2,920	(2,457)

Increase (decrease) in net income	(4,105)	25,890

Increase in earnings per share (in $):	0.01	0.15

	Three months ended November 30,
Increase (decrease) ($000’s Cdn)	2005	2004

Statement of cash flows:
Operating activities	(8,377)	(10,963)
Financing activities	8,377	10,963

Non-monetary Transactions
In the first quarter of 2006, the Company prospectively adopted the new Canadian standard, Non-monetary Transactions, which requires application of fair value measurement to non-monetary transactions determined by a number of tests. The new standard is consistent with recently amended US standards. The application of these recommendations had no impact on the Company’s Consolidated Financial Statements.
Key Performance Drivers
The Company’s continuous disclosure documents may provide discussion and analysis of non-GAAP financial measures. These financial measures do not have standard definitions prescribed by Canadian GAAP or US GAAP and therefore may not be comparable to similar measures

Shaw Communications Inc.
disclosed by other companies. The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others, utilize these measures in assessing the Company’s financial performance and as an indicator of its ability to service debt. These non-GAAP financial measures have not been presented as an alternative to net income or any other measure of performance required by Canadian or US GAAP.
The following contains a listing of the Company’s use of non-GAAP financial measures and provides a reconciliation to the nearest GAAP measurement or provides a reference to such reconciliation.
Service operating income before amortization
The Company utilizes this measurement as it is a widely accepted financial indicator of a company’s ability to service and/or incur debt. In respect of the calculation of consolidated service operating income before amortization, it is presented as a sub-total line item in the Company’s unaudited interim Consolidated Statements of Income and Deficit. It is calculated as service revenue less operating, general and administrative expenses.
Free cash flow
The Company utilizes this measurement as it measures the Company’s ability to repay debt and return cash to shareholders. Consolidated free cash flow is calculated as follows:

	Three months ended November 30,
($000’s Cdn)	2005	2004

Cable free cash flow (1)	31,993	31,979
Combined satellite free cash flow (1)	110	(5,129)

Consolidated	32,103	26,850

(1)	The reconciliation of free cash flow for both cable and satellite is provided in the following segmented analysis.

Shaw Communications Inc.
CABLE
FINANCIAL HIGHLIGHTS

	Three months ended November 30,
			Change
($000’s Cdn)	2005	2004	%

Service revenue (third party)	431,061	385,966	11.7

Service operating income before amortization (1)	207,515	193,646	7.2
Less:
Interest	52,869	57,709	(8.4)
Cash taxes on net income	1,042	1,587	(34.3)

Cash flow before the following:	153,604	134,350	14.3

Capital expenditures and equipment costs (net):
New housing development	23,266	19,459	19.6
Success based	23,310	20,200	15.4
Upgrades and enhancement	58,971	45,138	30.6
Replacement	10,135	6,348	59.7
Buildings/other	5,929	11,226	(47.2)

Total as per Note 2 to the unaudited interim Consolidated Financial Statements	121,611	102,371	18.8

Free cash flow (1)	31,993	31,979	—

Operating margin	48.1%	50.2%	(2.1)

(1)	See definitions under Key Performance Drivers in Management’s Discussion and Analysis.
OPERATING HIGHLIGHTS
•	Shaw launched Digital Phone in Victoria on October 12, 2005 and as at November 30 offered the service in four major markets including Calgary, Edmonton and Winnipeg. At November 30, 2005, the number of Digital Phone lines, including pending installations, was 90,651.

•	Commencing in October 2005, Shaw introduced rate increases on most stand-alone services, packages, and on specialty services. The increases generated additional revenue of approximately $3.8 million per month once fully implemented in November 2005.

•	Quarterly free cash flow of $32.0 million was consistent with the comparable quarter.
Quarterly cable service revenue improved $45.1 million or 11.7% over last year. The increase was primarily driven by customer growth, Shaw’s entry into the telephony market and rate increases.
During the quarter Shaw launched Digital Phone service in Victoria. Shaw Digital Phone is a reliable, fully featured and affordable residential telephone service. It combines local, long distance and the most popular calling features into a simple package for a fixed monthly fee. The service includes a local residential line, unlimited anytime long distance calling within

Shaw Communications Inc.
Canada and the U.S. and six calling features: voicemail, call display, call forwarding, three-way calling, call return and call waiting. Professional installation, access to E-911, directory and operator services, and 24/7/365 customer support are all part of the Shaw Digital Phone service at no additional cost. Customers also have the option of keeping their current home phone number and the service works with existing telephones in a customer’s home so no purchase of additional equipment is required. Shaw is now completing over 1.5 million telephone calls per day. Our robust network along with security measures in place, ensure a reliable platform for Shaw customers to use Digital Phone with confidence.
Throughout the quarter, Shaw also continued to enhance existing products and services and focused on delivering exceptional customer service. Shaw kicked off the 2005 NFL season with the arrival of NFL Network, available to Shaw Digital customers at no additional cost. This is the only 24-hour, seven-day-a-week network dedicated solely to pro football. Shaw also entered the eighth year of offering NFL Sunday Ticket turning every Sunday night into an event for football fans. Hockey fans are able to watch certain Vancouver Canuck, Calgary Flames and Edmonton Oiler games as a pay-per-view service. Shaw also added two new high definition (“HD”) channels, including TSN HD and CBC HD, as digital channels which feature HD programming. Full cable service was enhanced with the new channel launch of Turner Classic Movies, offering 24 hours of uncut and commercial-free movies every day of the week bringing to viewers the best in classic movie offerings from the 1920’s through to the 1990’s. Shaw’s high-speed Internet product was also enhanced with the introduction of Shaw Photo Share, giving Shaw customers an easy and hassle free way to send and share digital photos, all at no additional cost. This new web based service is fully featured and simple to use.
Service operating income before amortization grew $13.9 million or 7.2% over the prior year. The reduced pace of growth as compared to the growth in service revenue was due to the required investment in people and services to support the ongoing service and product enhancements, plus increased advertising and maintenance.
Although service revenue improved $21.9 million or 5.4% over the fourth quarter of fiscal 2005 as a result of customer growth and rate increases, service operating income before amortization increased 3.4% or $6.8 million. Increased costs, principally salaries and benefits, and maintenance costs contributed to this lower growth rate.
Capital spending increased 18.8% or $19.2 million over the same quarter last year. Increased spending in success based, upgrades and enhancements, and replacement was driven by the launch of Digital Phone. Shaw invested $35.4 million in the first quarter of 2006 on Digital Phone as compared to $13.4 million in the first quarter of last year. Total spending to date on Digital Phone is now $98.0 million. In all major systems, node segmentation continues to improve the service experience. Spending in new housing development increased $3.8 million over the comparable quarter due to increased construction activity. Buildings and other decreased by $5.3 million mainly due to spending on leasehold improvements in Shaw Tower in the comparable period last year.

Shaw Communications Inc.
SUBSCRIBER STATISTICS

			Three months ended
			November 30, 2005
				Change
	November 30, 2005	August 31, 2005	Growth	%

CABLE:
Basic service:
Actual	2,172,390	2,142,961	29,429	1.4
Penetration as % of homes passed	66.5%	66.1%
Digital terminals	777,964	739,725	38,239	5.2
Digital customers	626,780	598,484	28,296	4.7

INTERNET:
Connected and scheduled	1,222,787	1,168,063	54,724	4.7
Penetration as % of basic	56.3%	54.5%
Standalone Internet not included in basic cable	144,977	135,580	9,397	6.9

DIGITAL PHONE:
Number of lines (1)	90,651	56,563	34,088	60.3

(1)	Represents primary and secondary lines on billing plus pending installs.

	Three months ended November 30,
Churn (2)	2005	2004

Digital customers	3.4%	3.4%
Internet customers	3.1%	3.5%

(2)	Calculated as the number of new customer activations less the net gain of customers during the period divided by the average of the opening and closing customers for the applicable period.
The cable division gained customers across all product lines in the quarter. Basic cable subscriber growth was 29,429 in the quarter compared to 17,109 in the same quarter last year. Digital customer growth of 28,296 during the quarter was up compared to 21,501 in the same period last year. Internet customers increased by 54,724 during the first quarter compared to 47,748 in the same period last year, enabling Shaw to improve its industry-leading penetration to 56.3% of basic, up from 54.5% at August 31, 2005. Digital Phone lines increased 34,088 during the quarter and as at November 30, 2005, less than 10 months after the initial launch in the first market of this new service, Shaw has 90,651 Digital Phone lines.
Bundled services provide value to customers and are a key element of the Company’s growth strategy. Product enhancements in the quarter in Internet and video as well as the launch of Digital Phone in Victoria have helped to push Shaw’s bundled penetration rate to 50.1% compared to 48.2% at August 31, 2005.

Shaw Communications Inc.
SATELLITE (DTH and Satellite Services)
FINANCIAL HIGHLIGHTS

	Three months ended November 30,
			Change
($000’s Cdn)	2005	2004	%

Service revenue (third party)
DTH (Star Choice)	137,744	131,563	4.7
Satellite Services	20,740	19,521	6.2

	158,484	151,084	4.9

Service operating income before amortization (1)
DTH (Star Choice)	36,693	30,414	20.6
Satellite Services	11,114	9,964	11.5

	47,807	40,378	18.4
Less:
Interest (2)	10,209	10,398	(1.8)
Cash taxes on net income	65	123	(47.2)

Cash flow before the following:	37,533	29,857	25.7

Capital expenditures and equipment costs (net):
Success based (3)	30,202	25,568	18.1
Transponders and other	7,221	9,418	(23.3)

Total as per Note 2 to the unaudited interim Consolidated Financial Statements	37,423	34,986	7.0

Free cash flow (1)	110	(5,129)	102.1

Operating Margin	30.2%	26.7%	3.5

(1)	See definitions under Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Interest is allocated to the Satellite division based on the actual cost of debt incurred by the Company to repay prior outstanding Satellite debt and to fund accumulated cash deficits of Cancom and Star Choice.

(3)	Net of the profit on the sale of satellite equipment as it is viewed as a recovery of expenditures on customer premise equipment.
OPERATING HIGHLIGHTS
•	Free cash flow for the quarter improved $5.2 million over the same quarter last year to $0.1 million.

•	Star Choice added 10,199 customers this quarter compared to a decrease of 3,068 in the comparative period.

•	DTH customer churn decreased to 3.4% this quarter compared to 5.3% in the same quarter last year.

•	Star Choice received the SQM Group Inc. 2005 award for the highest customer satisfaction rating, for customer contact in a call centre, within the Telecommunications and TV Industry.

•	Effective September 1, 2005, Star Choice introduced rate increases on a number of its packages. The increases, which were fully implemented in September, generated additional revenue of approximately $0.8 million per month.

Shaw Communications Inc.
Service revenue increased 4.9% over the comparative quarter due to rate increases and customer growth. Revenue growth in the quarter was partially offset by the continuation of programming credits on the sale of DTH receivers by retailers. Programming credits were reintroduced in the third quarter of last year. Service operating income before amortization continued to outpace service revenue growth, with an increase of 18.4% mainly due to reduced sales and distribution costs and lower bad debt expense.
During the quarter, Star Choice purchased two additional Ku-band transponders on the Anik F2 satellite from Telesat. This additional capacity was used to launch three new HD channels including TSN HD, CBC HD and CTV HD, allowing Star Choice to now broadcast more than 850 hours of original HD programming each week on 14 dedicated HD channels. Spending in the Transponder and other category decreased over the comparable quarter by $2.2 million as the prior period included costs incurred on the launch of the Anik F2 of $8.8 million.
Quarterly spending of $30.2 million on success-based capital increased $4.6 million over the same quarter last year mainly due to increased shipment volume to retailers and dealers to increase inventory levels and increased sales of second receivers to both new and existing customers.
Star Choice continues to improve its service offerings and its overall customer service. In addition to the additional HD channels, Star Choice launched Turner Classic Movies offering its customers the best in commercial-free classic movie offerings. During the quarter, Star Choice was also recognized by SQM Group Inc. in receiving their 2005 award for the Highest Customer Satisfaction Rating within the Telecommunications and TV industry. SQM Group awards excellence in customer and employee satisfaction for the contact centre industry. Star Choice continues to raise the bar in improving the overall customer service experience which is reflected in the reduced customer churn as outlined below:
CUSTOMER STATISTICS

			Three months ended
			November 30, 2005
	November 30, 2005	August 31, 2005	Growth	%

Star Choice customers (1)	854,861	844,662	10,199	1.2

(1)	Including seasonal customers who temporarily suspend their service.

	Three months ended November 30,
Churn (2)	2005	2004

Star Choice customers	3.4%	5.3%

(2)	Calculated as the number of new customer activations less the net gain of customers during the period divided by the average of the opening and closing customers for the applicable period.

Shaw Communications Inc.
OTHER INCOME AND EXPENSE ITEMS:
Amortization

	Three months ended November 30,
			Change
($000’s Cdn)	2005	2004	%

Amortization revenue (expense) —
Deferred IRU revenue	3,137	3,636	(13.7)
Deferred equipment revenue	18,369	17,887	2.7
Deferred equipment cost	(49,577)	(56,405)	(12.1)
Deferred charges	(1,258)	(1,791)	(29.8)
Property, plant and equipment	(100,840)	(101,579)	(0.7)

The principal reason for the increase in amortization of deferred equipment revenue over the comparative period is the increase in sales of higher priced HD digital equipment in fiscal 2005. Amortization of deferred equipment costs decreased over the same period last year due to decreases in the cost of DTH equipment and continued strengthening of the Canadian dollar relative to the US dollar over the last few years.
Interest

	Three months ended November 30,
			Change
($000’s Cdn)	2005	2004	%

Interest	63,442	68,107	(6.8)

Interest expense decreased over the same period last year as a result of lower average cost of borrowing partially offset by a higher average debt level in the current quarter.
Investment activity
During the current quarter, the Company sold the remaining 277,281 shares of Q9 Networks resulting in a pre-tax gain of $1.7 million.
Foreign exchange gain on unhedged and hedged long-term debt

	Three months ended November 30,
			Change
($000’s Cdn)	2005	2004	%

Foreign exchange gain on unhedged long-term debt	3,481	49,291	(92.9)

Shaw records foreign exchange gains and losses on the translation of foreign denominated unhedged long-term debt, which at November 30, 2005 was comprised of US $28.8 million of bank loans. In addition, the Company recorded a foreign exchange gain on the US $172.5 million COPrS prior to entering into a US dollar forward purchase contract in the current quarter to hedge the redemption of the issue. The comparative quarter also includes gains on the US $142.5 million COPrS and Zero Coupon Loan. As a result of fluctuations of the Canadian dollar

Shaw Communications Inc.
relative to the US dollar, the Company’s foreign exchange gains or losses on unhedged long-term debt will continue to fluctuate. Currently, a one-cent increase (decrease) in the Canadian/US dollar exchange rate would result in a corresponding foreign exchange (loss) gain of $0.3 million.
Under generally accepted accounting principles, the Company is required to translate long-term debt at period-end foreign exchange rates. Because the Company follows hedge accounting, the resulting foreign exchange gains or losses on translating hedged long-term debt are included in deferred credits or deferred charges. As a result, the amount of hedged long-term debt that is reported under GAAP is often different than the amount at which the hedged debt would be settled under existing cross-currency interest rate agreements. As outlined in Note 3 to the unaudited interim Consolidated Financial Statements, if the rate of translation was adjusted to reflect the hedged rates of the Company’s cross-currency interest rate agreements (which fix the liability for interest and principal) and US forward purchase contracts, long-term debt would increase by $350.0 million (August 31, 2005 — $329.8 million) which represents the corresponding hedged amounts included in deferred credits.
Fair value adjustments on a foreign currency forward contracts
The Company’s forward purchase contract which provides US funds required for the quarterly interest payments on the US denominated COPrS has not been designated as a hedge. Accordingly, the carrying value of this financial instrument is adjusted to reflect the current market value, which resulted in a pre-tax loss of $0.4 million (2004 — $21.6 million) for the quarter. Subsequent to quarter end, in line with the redemption of the outstanding series of US dollar denominated COPrS, the Company paid $15.8 million to unwind and cancel the contract.
Other gains
This category consists mainly of realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership. Due to fluctuations of the Canadian dollar relative to the US dollar, the Company recorded a foreign exchange gain of $1.2 million (2004 — $3.2 million) for the quarter.
Burrard Landing Lot 2 Holdings Partnership (the “Partnership”)
The Partnership was formed to build Shaw Tower, a mixed-use structure, with office/retail space and living/working space in Vancouver. The Company records revenue and expenses in respect of the commercial activities of the building which have a nominal impact on net income. Residential construction of Shaw Tower is complete and the Company anticipates that it will record final gains in the second quarter of fiscal 2006. During the current quarter, the Company recorded gains on the sale of residential units of $0.4 million. These amounts are included in “Other Gains” on the Consolidated Statements of Income and Deficit.

Shaw Communications Inc.
Income Taxes
Income taxes decreased over the comparative quarter. Although net income increased in the current quarter which resulted in increased income taxes, the increase was more than offset by a future income tax recovery of $31.4 million related to reductions in corporate income tax rates.
RISKS AND UNCERTAINTIES
There have been no material changes in any risks or uncertainties facing the Company since August 31, 2005.
FINANCIAL POSITION
Total assets at November 30, 2005 were $7.7 billion compared to $7.4 billion at August 31, 2005. Following is a discussion of significant changes in the consolidated balance sheet since August 31, 2005.
Current assets increased by $241.1 million due to increases in cash, accounts receivable and inventories. Cash increased by $208.9 million as a portion of the proceeds from the issuance of the $450 million notes was held in short term investments pending the redemption of the US $172.5 million COPrS on December 16, 2005. Accounts receivable increased by $14.6 million primarily due to customer growth, rate increases and higher equipment shipments. Inventories were also up by $19.0 million due to increased levels to ensure sufficient supply for the holiday season.
Property, plant and equipment increased by $16.7 million due to current year capital expenditures exceeding amortization for the year.
Deferred charges increased by $19.6 million mainly due to an increase in deferred equipment costs of $12.1 million and $8.5 million in financing costs (including the deferred discount) incurred on the issuance of the $450 million senior unsecured notes in the current quarter.
Unearned revenue increased by $7.2 million primarily due to customer growth, rate increases and higher equipment activity.
Total long-term debt increased by $255.7 million as a result of the issuance of $450 million senior unsecured notes offset by a net decrease in bank line borrowings and Partnership debt of $170.6 million and a decrease of $23.7 million relating to the translation of US denominated debt.
Deferred credits increased by $25.6 million principally due to the increase in deferred foreign exchange gains on the translation of hedged US dollar denominated debt of $20.2 million and an increase of $5.7 million in deferred equipment revenue, both of which were partially offset by amortization of prepaid IRU rental of $3.1 million. Future income taxes decreased by $8.1 million due to the future income tax recovery recorded in the current year, which included corporate rate reductions of $31.4 million.

Shaw Communications Inc.
Share capital decreased by $22.9 million due to the repurchase of 2,360,000 Class B Non-Voting Shares for cancellation for $58.0 million in the current quarter. The balance of the cost of the shares repurchased of $35.1 million was charged to the deficit. During the quarter, 2,000 Class A Shares were converted into 2,000 Class B Non-Voting Shares. As of December 31, 2005, there were no subsequent changes to share capital other than the conversion of an additional 50,000 Class A Shares into 50,000 Class B Non-Voting Shares.
LIQUIDITY AND CAPITAL RESOURCES
In the current quarter, Shaw generated $32.1 million of consolidated free cash flow. Shaw used its free cash flow plus the increase in debt of $279.5 million to purchase $58.0 million of Class B Non-Voting Shares for cancellation, pay common share dividends of $22.4 million, fund net working capital related to operations and capital expenditures of $9.2 million, fund inventory additions of $19.0 million, pay $8.5 million in financing costs, invest $190 million in short term investments and pay other net cash items of $4.5 million. While debt temporarily increased primarily to fund share repurchases, Shaw remains committed to not increasing debt on an annual basis to fund further share repurchases and dividends.
During the quarter, Shaw issued $450 million of senior unsecured notes at a rate of 6.10% due November 16, 2012. The net proceeds (after issue and underwriting expenses) from the issuance were $441.5 million and were used for debt repayment, including the redemption of the Series B COPrS on December 16, 2005, the repayment of unsecured bank loans and for working capital purposes. The notes were issued at a discount of $2.7 million.
Pursuant to an amended normal course issuer bid expiring November 7, 2005 and a renewed normal course issuer bid expiring November 16, 2006, Shaw repurchased 2,360,000 of its Class B Non-Voting Shares for cancellation for $58.0 million.
At November 30, 2005, Shaw had access to $468 million of available credit facilities. Based on available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations and obligations during the current fiscal year. On a longer-term basis, Shaw expects to generate adequate free cash flow and to have sufficient borrowing capacity to finance foreseeable future business plans and refinance maturing debt.
CASH FLOW
Operating Activities

	Three months ended November 30,
			Change
($000’s Cdn)	2005	2004	%

Funds flow from operations	197,208	170,316	15.8
Net decrease in non-cash working capital balances related to operations	(22,193)	(53,711)	58.7

	175,015	116,605	50.1

Funds flow from operations increased over comparative periods as a result of growth in service operating income before amortization and lower interest expense. The net decrease in non-cash working capital balances over the comparative period is primarily due to increases in accounts

Shaw Communications Inc.
receivable and unearned revenue as a result of subscriber growth and rate increases, and the timing of payment of accounts payable and accrued liabilities.
Investing Activities

	Three months ended November 30,
($000’s Cdn)	2005	2004	Increase

Cash flow used in investing activities	(167,767)	(150,437)	(17,330)

The cash used in investing activities was $17.3 million higher in the current quarter primarily due to higher inventory additions of $14.5 million.
Financing Activities
The changes in financing activities during the comparative periods were as follows:

	Three months ended November 30,
(In $millions Cdn)	2005	2004

Bank loans and bank indebtedness — net borrowings (repayments)	(170.5)	63.5
Proceeds on $450 million senior unsecured notes	450.0	—
Dividends	(22.4)	(16.2)
Purchase of Class B Non-Voting Shares for cancellation	(58.0)	(19.4)
Increase (decrease) in Partnership debt	(0.1)	5.9
Proceeds on bond forward	2.5	—
Proceeds on prepayment of IRU	0.2	—

	201.7	33.8

SUPPLEMENTARY QUARTERLY FINANCIAL INFORMATION

		Service operating		Basic and diluted
		income before	Net income	earnings (loss) per	Funds flow from
( $000’s Cdn except per share amounts)	Service revenue	amortization(1)	loss	share	operations(2)

2006
First	589,545	255,322	75,681	0.35	197,208

2005
Fourth	562,958	250,759	69,959	0.31	191,507
Third	559,883	252,899	32,836	0.14	190,144
Second	549,919	244,311	5,721	0.02	176,557
First	537,050	234,024	44,705	0.19	170,316

2004
Fourth	531,821	239,212	32,555	0.14	176,029
Third	532,015	237,659	7,103	0.03	169,283
Second	513,541	224,102	(3,301)	(0.01)	152,797

(1)	See Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Funds flow from operations is presented before changes in net non-cash working capital as presented in the Consolidated Statement of Cash Flows.
Generally, service revenue and service operating income before amortization have grown quarter-over-quarter largely due to customer growth and rate increases. The only exception to the consecutive growth in service revenue was a marginal decrease in the fourth quarter of 2004. Net

Shaw Communications Inc.
income has generally trended positively quarter-over-quarter as a result of a number of factors including the growth in service operating income before amortization described above, in addition to reductions of interest expense as a result of debt repayment and retirement. The exception to the aforementioned is that earnings declined quarter-over-quarter by $39.0 million in the second quarter of 2005. In the first quarter of 2005, the Company recorded a net gain of $27.7 million in respect of the foreign exchange impact on unhedged long-term debt and fair value changes on a foreign currency forward contract while in the second quarter of 2005, the Company recorded a net loss of $13.6 million in respect of those same items. As a result of the aforementioned changes in net income, basic and diluted earnings (loss) per share have trended accordingly.
CAUTION CONCERNING FORWARD LOOKING STATEMENTS
Certain statements included and incorporated by reference herein constitute forward-looking statements. When used, the words “anticipate”, “believe”, “expect”, “plan”, intend”, “target”, “guideline”, “goal”, and similar expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, references to future capital expenditures (including the amount and nature thereof), business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of Shaw’s business and operations, plans and references to the future success of Shaw. These forward-looking statements are based on certain assumptions and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions of Shaw is subject to a number of risks and uncertainties, including, but not limited to, general economic, market or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by Shaw; increased competition in the markets in which Shaw operates and from the development of new markets for emerging technologies; changes in laws, regulations and decisions by regulators in Shaw’s industries in both Canada and the United States; Shaw’s status as a holding company with separate operating subsidiaries; changing conditions in the entertainment, information and communications industries; risks associated with the economic, political and regulatory policies of local governments and laws and policies of Canada and the United States; and other factors, many of which are beyond the control of Shaw. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those as described herein. Consequently, all of the forward-looking statements made in this report and the documents incorporated by reference herein are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Shaw will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Shaw.
You should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement (and such risks, uncertainties and other factors) speaks only as of the date on which it was originally made and the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained in this document to reflect any change in expectations with regard to those statements or any other change in events, conditions or circumstances on which any such statement is based, except as required by law. New factors emerge from time to time, and it is not possible for the Company

Shaw Communications Inc.
to predict what factors will arise or when they may arise. In addition, the Company cannot assess the impact of each factor on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Shaw Communications Inc.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

		August 31,
	November 30,	2005
[thousands of Canadian dollars]	2005	(Restated — note 1)

ASSETS
Current
Cash	210,610	1,713
Accounts receivable	129,248	114,664
Inventories	64,211	45,224
Prepaids and other	17,719	19,116

	421,788	180,717
Investments and other assets	35,130	36,229
Property, plant and equipment	2,205,980	2,189,235
Deferred charges	270,832	251,246
Intangibles
Broadcast licenses	4,684,647	4,684,647
Goodwill	88,111	88,111

	7,706,488	7,430,185

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	404,800	408,033
Income taxes payable	6,241	6,263
Unearned revenue	105,638	98,420
Current portion of long-term debt [note 3]	277,722	51,380

	794,401	564,096
Long-term debt [note 3]	3,177,538	3,148,162
Other long-term liabilities [note 9]	44,038	40,806
Deferred credits	1,036,356	1,010,723
Future income taxes	1,060,799	1,068,849

	6,113,132	5,832,636

Shareholders’ equity
Share capital [note 4]	2,001,304	2,024,173
Contributed surplus	2,486	1,866
Deficit	(410,792)	(428,855)
Cumulative translation adjustment	358	365

	1,593,356	1,597,549

	7,706,488	7,430,185

See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT
(Unaudited)

	Three months ended November 30,
[thousands of Canadian dollars except per share amounts]	2005	2004

Service revenue [note 2]	589,545	537,050
Operating, general and administrative expenses	334,223	303,026

Service operating income before amortization [note 2]	255,322	234,024
Amortization:
Deferred IRU revenue	3,137	3,636
Deferred equipment revenue	18,369	17,887
Deferred equipment cost	(49,577)	(56,405)
Deferred charges	(1,258)	(1,791)
Property, plant and equipment	(100,840)	(101,579)

Operating income	125,153	95,772
Interest on long-term debt [note 2]	(63,442)	(68,107)

	61,711	27,665
Gain on sale of investment	1,690	—
Foreign exchange gain on unhedged long-term debt	3,481	49,291
Fair value loss on foreign currency forward contract	(360)	(21,600)
Other gains	2,131	3,608

Income before income taxes	68,653	58,964
Income tax expense (recovery)	(6,960)	14,283

Income before the following	75,613	44,681
Equity income on investees	68	24

Net income	75,681	44,705
Deficit, beginning of period, as previously reported	(471,488)	(369,194)
Adjustment for change in accounting policy [note 1]	42,633	36,403

Deficit, beginning of period, restated	(428,855)	(332,791)

	(353,174)	(288,086)
Reduction on Class B Non-Voting Shares purchased for cancellation [note 4]	(35,085)	(10,504)
Amortization of opening fair value loss on a foreign currency forward contract	(93)	(1,100)
Dividends —
Class A and Class B Non-Voting Shares	(22,440)	(16,189)

Deficit, end of period	(410,792)	(315,879)

Earnings per share [note 5]
Basic and diluted	0.35	0.19

[thousands of shares]
Weighted average participating shares outstanding during period	219,035	231,429
Participating shares outstanding, end of period	217,619	230,554

See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three months ended November 30,
[thousands of Canadian dollars]	2005	2004

OPERATING ACTIVITIES [note 6]
Funds flow from operations	197,208	170,316
Net decrease in non-cash working capital balances related to operations	(22,193)	(53,711)

	175,015	116,605

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 2]	(109,398)	(101,988)
Additions to equipment costs (net) [note 2]	(38,745)	(39,596)
Net addition to inventories	(18,987)	(4,456)
Proceeds on sale of investments and other assets	7,863	1,051
Cost to terminate IRU	—	(283)
Acquisition of investments	—	(5,165)
Additions to deferred charges	(8,500)	—

	(167,767)	(150,437)

FINANCING ACTIVITIES
Increase in bank indebtedness	—	19,443
Increase in long-term debt	525,000	65,399
Long-term debt repayments	(245,591)	(15,440)
Proceeds on bond forward	2,486	—
Proceeds on prepayment of IRU	152	—
Purchase of Class B Non-Voting Shares for cancellation	(57,954)	(19,374)
Dividends paid on Class A and Class B Non-Voting Shares	(22,440)	(16,189)

	201,653	33,839

Effect of currency translation on cash balances and cash flows	(4)	(7)

Increase in cash	208,897	—
Cash, beginning of the period	1,713	—

Cash, end of the period	210,610	—

Cash includes cash and term deposits
See accompanying notes

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2005 and 2004
[all amounts in thousands of Canadian dollars, except per share amounts]
1. BASIS OF PRESENTATION AND ACCOUNTING POLICIES
The unaudited interim Consolidated Financial Statements include the accounts of Shaw Communications Inc. and its subsidiaries (collectively the “Company”). The notes presented in these unaudited interim Consolidated Financial Statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed in the Company’s annual audited consolidated financial statements. As a result, these unaudited interim Consolidated Financial Statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2005.
The unaudited interim Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as noted below.
Adoption of recent Canadian accounting pronouncements
     Equity Instruments
In the current quarter, the Company retroactively adopted the amended Canadian standard, Financial Instruments — Disclosure and Presentation, which requires obligations that may be settled at the issuer’s option by a variable number of the issuer’s own shares to be presented as liabilities, which is consistent with US standards. As a result, the Company’s Canadian Originated Preferred Securities (“COPrS”) and Zero Coupon Loan have been classified as debt instead of equity and the entitlements thereon are treated as interest expense instead of dividends. In addition, such US denominated instruments are translated at period-end exchange rates and to the extent they are unhedged, the resulting gains and losses are included in the Consolidated Statements of Income. The impact on the Consolidated Balance Sheets at November 30, 2005 and August 31, 2005 and on the Consolidated Statements of Income and Cash Flows for the three months ended November 30, 2005 and 2004 is as follows:

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2005 and 2004
[all amounts in thousands of Canadian dollars, except per share amounts]

	November 30,	August 31,
	2005	2005
Increase (decrease)	$	$

Consolidated balance sheets:
Deferred charges	13,125	13,247
Long-term debt	451,290	454,775
Deferred credits	604	—
Future income taxes	14,488	14,033
Equity instruments	(498,194)	(498,194)
Deficit	(44,937)	(42,633)

Decrease in deficit:
Adjusted for change in accounting policy	(42,633)	(36,403)
Decrease in equity entitlements (net of income taxes)	(6,409)	(31,318)
Decrease in gain on redemption of COPrS	—	12,803
Decrease in gain on settlement of Zero Coupon Loan	—	4,921
Decrease in net income	4,105	7,364

	(44,937)	(42,633)

	Three months ended November 30,
	2005	2004
	$	$

Consolidated statements of income:
Increase in amortization	(122)	(78)
Increase in interest	(9,784)	(14,481)
Increase in foreign exchange gain on unhedged long-term debt	2,881	42,906
Decrease (increase) in income tax expense	2,920	(2,457)

Increase (decrease) in net income	(4,105)	25,890

Increase in earnings per share:	0.01	0.15

	Three months ended November 30,
	2005	2004
Increase (decrease)	$	$

Statement of cash flows:
Operating activities	(8,377)	(10,963)
Financing activities	8,377	10,963

Non-monetary Transactions
In the current quarter, the Company prospectively adopted the new Canadian standard, Non-monetary Transactions, which requires application of fair value measurement to non-monetary transactions determined by a number of tests. The new standard is consistent with recently amended US standards. The application of these recommendations had no impact on the Company’s Consolidated Financial Statements.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2005 and 2004
[all amounts in thousands of Canadian dollars, except per share amounts]
2. BUSINESS SEGMENT INFORMATION
The Company provides cable television services, high-speed Internet access, Digital Phone and Internet infrastructure services (Big Pipe) (“Cable”); “DTH” (Star Choice) satellite services; and, satellite distribution services (“Satellite Services”). All of these operations are located in Canada. Information on operations by segment is as follows:
Operating information

	Three months ended November 30,
	2005	2004
	$	$

Service revenue
Cable	431,751	386,681
DTH	138,805	132,666
Satellite Services	21,625	21,876

Inter segment —	592,181	541,223
Cable	(690)	(715)
DTH	(1,061)	(1,103)
Satellite Services	(885)	(2,355)

	589,545	537,050

Service operating income before amortization
Cable	207,515	193,646
DTH	36,693	30,414
Satellite Services	11,114	9,964

	255,322	234,024

Interest on long-term debt (1)
Cable	52,869	57,709
DTH and Satellite Services	10,209	10,398
Burrard Landing Lot 2 Holdings Partnership	364	—

	63,442	68,107

Cash taxes (1)
Cable	1,042	1,587
DTH and Satellite Services	65	123

	1,107	1,710

(1)	The Company reports interest and cash taxes on a segmented basis for Cable and combined Satellite only. It does not report interest and cash taxes on a segmented basis for DTH and Satellite Services.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2005 and 2004
[all amounts in thousands of Canadian dollars, except per share amounts]
Capital expenditures

	Three months ended November 30,
	2005	2004
	$	$

Capital expenditures accrual basis
Cable	109,587	78,313
Corporate	4,216	10,429

Sub-total Cable including corporate	113,803	88,742
Satellite (net of equipment profit)	6,486	9,019

	120,289	97,761

Equipment costs (net of revenue received)
Cable	7,808	13,629
Satellite	30,937	25,967

	38,745	39,596

Capital expenditures and equipment costs (net)
Cable	121,611	102,371
Satellite	37,423	34,986

	159,034	137,357

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	109,398	101,988
Additions to equipment costs (net)	38,745	39,596

Total of capital expenditures and equipment subsidies per Consolidated Statements of Cash Flows	148,143	141,584
Decrease in working capital related to capital expenditures	13,001	2,857
Less: Partnership capital expenditures (1)	(1,270)	(5,899)
Less: IRU prepayments (2)	(101)	(366)
Less: Satellite equipment profit (3)	(739)	(819)

Total capital expenditures and equipment subsidies reported by segments	159,034	137,357

(1)	Consolidated capital expenditures include the Company’s proportionate share of the Burrard Landing Lot 2 Holdings Partnership (“Partnership”) capital expenditures which the Company is required to proportionately consolidate (see Note 1 to the Company’s 2005 Consolidated Financial Statements). As the Partnership is financed by its own debt with no recourse to the Company, the Partnership’s capital expenditures are subtracted from the calculation of segmented capital expenditures and equipment subsidies.

(2)	Prepayments on indefeasible rights to use (“IRUs”) certain specifically identified fibres in amounts not exceeding the costs to build the fiber subject to the IRUs are subtracted from the calculation of segmented capital expenditures and equipment subsidies.

(3)	The profit from the sale of satellite equipment is subtracted from the calculation of segmented capital expenditures and equipment subsidies as the Company views the profit on sale as a recovery of expenditures on customer premise equipment.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2005 and 2004
[all amounts in thousands of Canadian dollars, except per share amounts]
Assets

	November 30, 2005
	Cable	DTH	Satellite Services	Total
	$	$	$	$

Segment assets	5,837,658	889,119	533,123	7,259,900

Corporate assets				446,588

Total assets				7,706,488

	August 31, 2005
	Cable	DTH	Satellite Services	Total
	$	$	$	$

Segment assets	5,788,468	877,397	534,278	7,200,143

Corporate assets				230,042

Total assets				7,430,185

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2005 and 2004
[all amounts in thousands of Canadian dollars, except per share amounts]
3. LONG-TERM DEBT

		November 30, 2005			August 31, 2005
		Translated			Translated
	Effective	at period			at year
	interest	end	Adjustment	Translated	end	Adjustment	Translated
	rates	exchange	for hedged	at hedged	exchange	for hedged	at hedged
	%	rate	debt (1)	rate	rate	debt (1)	rate
		$	$	$	$	$	$

Corporate
Bank loans (2)	Fixed and variable	627,822	113	627,935	799,023	—	799,023
Senior notes-
Due November 16, 2012 (3)	6.11	450,000	—	450,000	—	—	—
Due October 17, 2007	7.40	296,760	—	296,760	296,760	—	296,760
US $440,000 due April 11, 2010	7.88	513,436	129,184	642,620	522,324	120,296	642,620
US $225,000 due April 6, 2011	7.68	262,553	93,285	355,838	267,098	88,740	355,838
US $300,000 due December 15, 2011	7.61	350,070	126,780	476,850	356,130	120,720	476,850
Due November 20, 2013	7.50	350,000	—	350,000	350,000	—	350,000
COPrS -
Due September 30, 2027	8.54	100,000	—	100,000	100,000	—	100,000
US $172,500 due September 30, 2097	8.50	201,290	604	201,894	204,775	—	204,775
Due September 28, 2049	8.875	150,000	—	150,000	150,000	—	150,000

		3,301,931	349,966	3,651,897	3,046,110	329,756	3,375,866

Other subsidiaries and entities

Videon CableSystems Inc. 8.15% Senior Debentures Series “A” due April 26, 2010	7.63	130,000	—	130,000	130,000	—	130,000
Burrard Landing Lot 2 Holdings Partnership	6.31	23,329	—	23,329	23,432	—	23,432

		153,329	—	153,329	153,432	—	153,432

Total consolidated debt		3,455,260	349,966	3,805,226	3,199,542	329,756	3,529,298
Less current portion (4)		277,722	717	278,439	51,380	—	51,380

		3,177,538	349,249	3,526,787	3,148,162	329,756	3,477,918

(1)	Foreign denominated long-term debt is translated at the period-end foreign exchange rates. Because the Company follows hedge accounting, the resulting exchange gains and losses on translating hedged long-term debt are included in deferred charges or deferred credits. If the rate of translation was adjusted to reflect the hedged rates of the Company’s cross-currency interest rate agreements (which fix the liability for interest and principal), long-term debt would increase by $349,966 (August 31, 2005 — $329,756) representing a corresponding amount in deferred credits. The hedged rates on the Senior notes of US $440,000, US $225,000 and US $300,000 are 1.4605, 1.5815 and 1.5895, respectively. The hedged rate on bank loans repayable in 2006 is US $7,000 at 1.1830. The redemption of the US $172,500 COPrS has been hedged at 1.1704.

(2)	Availabilities under banking facilities are as follows at November 30, 2005:

		Bank loans (a)
					Operating
	Total	Revolving (b)	Term (c)	Sub-total	credit facilities (a)
	$	$	$	$	$

Total facilities	1,096,672	910,000	126,672	1,036,672	60,000
Amount drawn (excluding letters of credit of $1,114)	627,822	501,150	126,672	627,822	—

	468,850	408,850	—	408,850	60,000

(a)	Bank loans represent liabilities classified as long-term debt. Operating credit facilities are for terms less than one year and accordingly are classified as bank indebtedness.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2005 and 2004
[all amounts in thousands of Canadian dollars, except per share amounts]
(b)	The revolving credit facility is due April 30, 2009 and is unsecured and ranks pari passu with the senior unsecured notes.

(c)	The term facilities are repayable in increasing semi-annual installments in April and October of each year until fully repaid on April 30, 2007.
(3)	On November 16, 2005 the Company issued $450 million of senior notes at a rate of 6.10%. The effective interest rate on the notes is 6.11% due to the discount on issuance and a bond forward transaction entered into by the Company in September 2005 on a portion of the principal. The senior notes are unsecured obligations and rank equally and ratably with all existing and future senior indebtedness. The notes are redeemable at the Company’s option at any time, in whole or in part, prior to maturity at 100% of the principal plus a make-whole premium.

(4)	Current portion of long-term debt includes the current portion of the term facilities, the amount due within one year on the Partnership’s mortgage bonds and the US $172,500 COPrS that were redeemed on December 16, 2005.
4. SHARE CAPITAL
Issued and outstanding

			November 30,	August 31,
			2005	2005
Number of Securities			$	$
November 30,	August 31,
2005	2005

11,342,932	11,344,932	Class A Shares	2,486	2,487
206,276,005	208,634,005	Class B Non-Voting Shares	1,998,818	2,021,686

217,618,937	219,978,937		2,001,304	2,024,173

Purchase of shares for cancellation
During the three months ended November 30, 2005, the Company purchased 2,360,000 Class B Non-Voting Shares for cancellation for $57,954 of which $22,869 reduced the stated capital of the Class B Non-Voting Shares and $35,085 increased the deficit.
Class A Share conversions
During the three months ended November 30, 2005, 2,000 Class A Shares were converted into 2,000 Class B Non-Voting Shares. Subsequent to quarter end, an additional 50,000 Class A Shares were converted into 50,000 Class B Non-Voting Shares.
Stock option plan
Under a stock option plan, directors, officers, employees and consultants of the Company are eligible to receive stock options to acquire Class B Non-Voting Shares with terms not to exceed 10 years from the date of grant. Twenty-five percent of the options are exercisable on each of the first four anniversary dates from the date of the original grant. The options must be issued at not less than the fair market value of the Class B Non-Voting Shares at the date of grant. The maximum number of Class B Non-Voting Shares issuable under this plan and the warrant plan described below may not exceed 16,000,000. To date, 7,468 Class B Non-Voting Shares have been issued under these plans.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2005 and 2004
[all amounts in thousands of Canadian dollars, except per share amounts]
The changes in options for the quarter ended November 30, 2005 are as follows:

		Weighted average
		exercise price
	Shares	$

Outstanding at beginning of period	8,452,250	32.59
Granted	1,453,250	32.62
Forfeited	(578,500)	32.65

Outstanding at end of period	9,327,000	32.59

The following table summarizes information about the options outstanding at November 30, 2005:

	Number	Weighted average
	outstanding at	remaining	Weighted average	Number exercisable	Weighted average
Range of prices	November 30, 2005	contractual life	exercise price	at November 30, 2005	exercise price

$17.37	10,000	7.90	17.37	5,000	17.37
$29.70 — $34.70	9,317,000	6.82	32.61	5,483,750	32.60

For all common share options granted to employees up to August 2003, had the Company determined compensation costs based on the fair values at grant dates of the common share options consistent with the method prescribed under CICA Handbook Section 3870, the Company’s net income and earnings per share would have been reported as the pro forma amounts indicated below:

	Three months ended November 30,
	2005	2004
	$	$

Net income for the period	75,681	44,705
Pro forma income for the period	75,213	43,262
Pro forma basic and diluted earnings per share	0.34	0.19

The weighted average estimated fair value at the date of the grant for common share options granted was $1.60 per option (2004 — $2.23 per option) for the quarter. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	Three months ended November 30,
	2005	2004
	$	$

Dividend yield	1.67%	1.37%
Risk-free interest rate	3.51%	3.80%
Expected life of options	4 years	4 years
Expected volatility factor of the future expected market price of Class B Non-Voting Shares	23.9%	39.7%

For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period on a straight-line basis.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2005 and 2004
[all amounts in thousands of Canadian dollars, except per share amounts]
Other stock options
In conjunction with the acquisition of Cancom, holders of Cancom options elected to receive 0.9 of a Shaw Class B Non-Voting Share in lieu of one Cancom share which would have been received upon the exercise of an option under the Cancom plan.
At November 30, 2005, there were 57,336 Cancom options outstanding with exercise prices between $7.75 and $23.25 and a weighted average price of $13.19. The weighted average remaining contractual life of the Cancom options is 1.8 years. At November 30, 2005, 57,336 Cancom options were exercisable into 51,602 Class B Non-Voting Shares of the Company at a weighted average price of $14.66 per Class B Non-Voting Share.
Warrants
Prior to the Company’s acquisition and consolidation of Cancom effective July 1, 2000, Cancom and its subsidiary Star Choice had established a plan to grant warrants to acquire Cancom common shares at a price of $22.50 per share to distributors and dealers. The Company provided for this obligation (using $25 per equivalent Shaw Class B Non-Voting Share) in assigning fair values to the assets and liabilities in the purchase equation on consolidation based on the market price of the Shaw Class B Non-Voting Shares at that time. Accordingly, the issue of the warrants under the plan had no impact on the earnings of the Company.
A total of 16,800 warrants remain outstanding under the plan and all are vested at November 30, 2005. The weighted average remaining contractual life of the warrants at November 30, 2005 is 1.4 years.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2005 and 2004
[all amounts in thousands of Canadian dollars, except per share amounts]
5. EARNINGS PER SHARE
Earnings per share calculations are as follows:

	Three months ended November 30,
	2005	2004
	$	$

Net income	75,681	44,705

Earnings per share — basic and diluted	0.35	0.19

Weighted average number of Class A and Class B Non-Voting Shares used as denominator in above calculation (thousands of shares)	219,035	231,429

Class B Non-Voting Shares issuable under the terms of the Company’s stock option plans are either anti-dilutive (increase earnings per share) or do not result in diluted earnings per share.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2005 and 2004
[all amounts in thousands of Canadian dollars, except per share amounts]
6. STATEMENTS OF CASH FLOWS
Additional disclosures with respect to the Consolidated Statements of Cash Flows are as follows:
(i) Funds flow from operations

	Three months ended November 30,
	2005	2004
	$	$

Net income	75,681	44,705
Non-cash items:
Amortization
Deferred IRU revenue	(3,137)	(3,636)
Deferred equipment revenue	(18,369)	(17,887)
Deferred equipment cost	49,577	56,405
Deferred charges	1,258	1,791
Property, plant and equipment	100,840	101,579
Future income tax expense (recovery)	(8,067)	12,573
Gain on sale on investment	(1,690)	—
Foreign exchange gain on unhedged long-term debt	(3,481)	(49,291)
Equity income on investees	(68)	(24)
Fair value loss on a foreign currency forward contract	360	21,600
Stock option expense	620	253
Defined benefit pension plan	3,153	2,020
Other	531	228

Funds flow from operations	197,208	170,316

(ii) Changes in non-cash working capital balances related to operations include the following:

	Three months ended November 30,
	2005	2004
	$	$

Accounts receivable	(14,660)	2,384
Prepaids and other	1,397	(919)
Accounts payable and accrued liabilities	(16,126)	(51,877)
Income taxes payable	(22)	(148)
Unearned revenue	7,218	(3,151)

	(22,193)	(53,711)

(iii) Interest and income taxes paid and classified as operating activities are as follows:

	Three months ended November 30,
	2005	2004
	$	$

Interest	89,345	101,029
Income taxes	1,130	1,893

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2005 and 2004
[all amounts in thousands of Canadian dollars, except per share amounts]
7. UNITED STATES ACCOUNTING PRINCIPLES
The unaudited interim Consolidated Financial Statements of the Company are prepared in Canadian dollars in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). The following adjustments and disclosures would be required in order to present these unaudited interim Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States (“US GAAP”).

	Three months ended November 30,
	2005	2004
	$	$

Net income using Canadian GAAP	75,681	44,705
Add (deduct) adjustments for:
Deferred charges (2)	(6,778)	144
Fair value loss on a foreign currency forward contract (7)	—	(7,700)
Income tax effect of adjustments	2,339	2,648
Effect of future income tax rate reductions on differences	(785)	—

Net income using US GAAP	70,457	39,797

Unrealized foreign exchange loss on translation of self-sustaining foreign operations	(7)	(72)
Unrealized gains on available-for-sale securities, net of tax (6) Unrealized holding gains arising during the period	6,789	2,634
Less: reclassification adjustment for gains included in net income	(1,371)	—

	5,411	2,562
Adjustment to fair value of derivatives (7)	(5,456)	(150,082)
Foreign exchange gains on hedged long-term debt (8)	16,724	100,801
Effect on future income tax rate reductions on differences	(1,036)	—

	15,643	(46,719)

Comprehensive income using US GAAP	86,100	(6,922)

Net income per share using US GAAP	0.32	0.17
Comprehensive income (loss) per share using US GAAP	0.39	(0.03)

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2005 and 2004
[all amounts in thousands of Canadian dollars, except per share amounts]
Balance sheet items using US GAAP

	November 30,		August 31,
	2005		2005
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP
	$	$	$	$

Investments and other assets (6)	35,130	77,822	36,229	72,374
Deferred charges (2) (8) (9) (10)	270,832	150,247	251,246	137,590
Broadcast licenses (1) (4) (5)	4,684,647	4,659,413	4,684,647	4,659,413
Deferred credits (8) (9)	1,036,356	672,294	1,010,723	667,114
Other long-term liabilities (7) (10)	44,038	574,255	40,806	564,779
Future income taxes	1,060,799	999,464	1,068,849	1,004,206
Shareholders’ equity	1,593,356	1,385,409	1,597,549	1,379,083

The cumulative effect of these adjustments on consolidated shareholders’ equity is as follows:

	November 30,	August 31,
	2005	2005
	$	$

Shareholders’ equity using Canadian GAAP	1,593,356	1,597,549
Amortization of intangible assets (1)	(125,449)	(124,179)
Deferred charges (2)	(22,219)	(17,521)
Equity in loss of investees (3)	(35,710)	(35,710)
Gain on sale of subsidiary (4)	15,465	15,309
Gain on exchange of cable television systems (5)	48,233	47,745
Derivative not accounted for as a hedge (7)	(1,612)	(1,805)
Accumulated other comprehensive loss	(86,297)	(101,940)
Cumulative translation adjustment	(358)	(365)

Shareholders’ equity using US GAAP	1,385,409	1,379,083

Included in shareholders’ equity is accumulated other comprehensive income (loss), which refers to revenues, expenses, gains and losses that under US GAAP are included in comprehensive income (loss) but are excluded from income (loss) as these amounts are recorded directly as an adjustment to shareholders’ equity, net of tax. The Company’s accumulated other comprehensive income (loss) is comprised of the following:

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2005 and 2004
[all amounts in thousands of Canadian dollars, except per share amounts]

	November 30,	August 31,
	2005	2005
	$	$

Accumulated other comprehensive income (loss)
Unrealized foreign exchange gain on translation of self-sustaining foreign operations	358	365
Unrealized gains on investments (6)	35,328	29,729
Fair value of derivatives (7)	(394,072)	(386,020)
Foreign exchange gains on hedged long-term debt (8)	289,596	271,226
Minimum liability for pension plan (10)	(17,507)	(17,240)

	(86,297)	(101,940)

Areas of material difference between accounting principles generally accepted in Canada and the United States and their impact on the unaudited interim Consolidated Financial Statements are as follows:
(1)	Amortization of intangibles prior to September 1, 2001 is required on a straight-line basis for US GAAP purposes, instead of an increasing charge method.

(2)	US GAAP requires all costs associated with launch and start-up activities and the excess of equipment cost deferrals over equipment revenue deferrals to be expensed as incurred instead of being deferred and amortized.

(3)	Equity in loss of investees have been adjusted to reflect US GAAP.

(4)	Gain on a sale of a subsidiary that was not permitted to be recognized under Canadian GAAP was required to be recognized under US GAAP.

(5)	Gain on an exchange of cable systems was required to be recorded under US GAAP but may not be recorded under Canadian GAAP.

(6)	US GAAP requires equity securities included in investments to be carried at fair value rather than cost as required by Canadian GAAP.

(7)	Under US GAAP, all derivatives are recognized in the balance sheet at fair value with gains and losses recorded in income or comprehensive income (loss).

(8)	Foreign exchange gains (losses) on translation of hedged long-term debt are deferred under Canadian GAAP but included in comprehensive income (loss) for US GAAP.

(9)	US GAAP requires subscriber connection revenue and related costs to be recognized immediately instead of being deferred and amortized.

(10)	The Company’s unfunded non-contributory defined benefit pension plan for certain of its senior executives had an accumulated benefit obligation of $75,770 as at August 31, 2005. Under US GAAP, an additional minimum liability is to be recorded for the difference between the accumulated benefit obligation and the accrued pension liability. The additional liability is offset in deferred charges up to an amount not exceeding the unamortized past service costs. The remaining difference is recognized in other comprehensive income (loss), net of tax. Under Canadian GAAP, the accumulated benefit obligation and additional minimum liability are not recognized.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2005 and 2004
[all amounts in thousands of Canadian dollars, except per share amounts]

8.	PENSION PLAN
The total benefit costs expensed under the Company’s defined benefit pension for the three months ended November 30, 2005 were $3,425 (2004 — $2,311).

9.	OTHER LONG-TERM LIABILITIES
Other long-term liabilities include the long-term portion of the Company’s defined benefit pension plan of $28,264 (August 31, 2005 — $25,111) and a foreign currency forward contract liability of $15,774 (August 31, 2005 — $15,695).

10.	SUBSEQUENT EVENT
On December 16, 2005, the Company redeemed its US $172,500 8.50% COPRs. In conjunction with the redemption, the Company incurred costs of $15,774 to unwind and cancel a foreign currency forward contract in respect of entitlement payments on the COPrS. The Company entered into a foreign currency forward contract to purchase the US funds required to affect the redemption at an exchange rate of $1.1704 Canadian or $201,894.